UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December, 2011

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707–8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On December 1, 2011 Husky Energy Inc. issued a press release announcing its capital expenditure program for 2012 which builds on the momentum achieved over the past year to increase short-term production and supports the continued execution of its mid and long-term growth initiatives. The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	/s/ James D. Girgulis

James D. Girgulis
Vice President, Legal & Corporate Secretary

Date: December 6, 2011

Exhibit A

Husky Energy 2012 Capital Expenditure Program Builds on Established Momentum

Calgary, Alberta (December 1, 2011) – Husky Energy Inc. announces a $4.7 billion ($4.1 billion net cash) capital expenditure program for 2012 which builds on the momentum achieved over the past year to increase short-term production and supports the continued execution of the Company’s mid and long-term growth initiatives.

“This has been a year of significant progress as we achieved a number of milestones in our growth plan, delivered a solid increase in production, strengthened reserves replacement and reported strong financial results,” said Husky CEO Asim Ghosh. “Our business strategy is on course and demonstrating its ability to deliver value to shareholders. Our 2012 program will build on that progress as we remain focused on execution.”

Approximately 60 percent of the Upstream gross capital expenditure program is directed towards the Company’s growth pillars. Investment in the Sunrise Energy Project more than doubles to $610 million as construction activity ramps up and the project advances towards planned first production in 2014. Just over $1 billion is budgeted for the Asia Pacific Region as fabrication of deepwater and shallow water facilities for the Liwan Gas Project accelerates. Liwan remains on target for first production in 2013/2014.

2011 Operational Highlights

Based on performance year-to-date and the year-end forecast for 2011, the Company is positioned to deliver against its targets. “This reflects the solid progress we have made over the past year to grow production, control costs and execute our growth strategy,” said Ghosh.

Production is expected to finish the year towards the high end of the Company’s guidance in the range of 312,000 barrels of oil equivalent per day (boe/day). Reserves replacement is expected to be approximately 170 percent, which is higher than the target of 140 percent, and efforts to control finding and development (F&D) and operating costs, combined with strong crude oil prices, are expected to result in an approximately 20 percent increase in netbacks.

The Company’s goal to increase the return on capital employed (ROCE) by five percentage points through 2015 is on track with ROCE forecasted to increase approximately four percentage points in 2011, driven by solid performance in all business segments and stronger crude oil prices.

Metric	Target	Forecast 2011

Production	3-5 % compound annual growth through 2015	9% increase over 2010

Return on Capital Employed (ROCE)	Increase 5 percentage points through 2015	Increases 4 percentage points over 2010

Reserves	Achieve annual reserves replacement ratio > 140%	170% reserves replacement ratio

Netbacks	Control F&D and operating costs to drive strong netbacks	Netbacks increase to $37 per boe range in 2011 versus $31 in 2010

Milestones Executed

Actions taken to positively impact the business in the short term (2011 – 2013):

•	Production at the North Amethyst field in the Atlantic Region ramped up to the full design target of 37,000 bbls/day.

•	Achieved first oil from the West White Rose field, the next White Rose satellite field targeted for development.

•

Progressed the construction of two heavy oil thermal projects which are scheduled to commence production in 2012. When at full capacity the projects are expected to add 11,000 barrels per day (bbls/day) to production. Initiated development work on two follow-up thermal projects.

•	Completed oil and natural gas property acquisitions in Alberta and northeast British Columbia.

Actions taken to positively impact the business in the mid term (2014 – 2016):

•

Commenced major construction activity on the central plant facility at Sunrise Energy Project and completed drilling on more than half of the 49 steam-assisted gravity drainage (SAGD) well pairs planned for Phase 1 (60,000 bbls/day capacity – 30,000 bbls/day net to Husky).

•

Sanctioned development of the principal fields of the Liwan Gas Project in the South China Sea. Signed a gas sales agreement and submitted overall development plan to Chinese authorities for approval. Liwan is the cornerstone for building a 50,000 boe/day business in the Asia Pacific region by 2015.

•

Madura BD field development offshore Indonesia underway with initial tendering of equipment and services. Exploration wells confirmed additional commercial quantities of natural gas in MDA and MBH fields.

•	Consolidated and enhanced land positions in oil and liquids-rich resource plays in Western Canada as the Company moves to transform and regenerate its foundation in this region.

Actions taken to positively impact the business in the long term (2017 – 2021):

•	Awarded contract for the design basis memorandum of the next development stage of the Sunrise Energy Project. Front-end engineering and design (FEED) is expected to be completed in 2013.

•	Initiated engineering for development of a fixed wellhead and drilling platform for White Rose satellite development and continued exploration in the Atlantic Region.

•	Completed independent evaluation of the Company’s emerging oil sands portfolio and initiated a development and delineation drilling program to further evaluate the potential of Saleski.

•	Acquired two exploration licences in the Central Mackenzie Valley region of the Northwest Territories and signed access and benefits agreements with area stakeholders.

2 HUSKY ENERGY INC.

2012 Capital Expenditure Program

In addition to advancing mid and long-term growth pillars, the 2012 Capital Expenditure program provides support to the Company’s efforts to reinvigorate and transform its foundation in Western Canada.

A substantial oil and liquids-rich natural gas resource play land base has been acquired and drilling is scheduled to take place across the portfolio in 2012. The Company is making progress in its strategy to transition a greater percentage of its heavy oil production to long-life thermal. The 8,000 bbls/day Pikes Peak South thermal project is expected to become operational in mid-2012 and the 3,000 bbls/day Paradise Hill thermal project is on target for first production in the third quarter of 2012.

Capital Expenditure Guidance(1)	Guidance 2011 ($billions)		Forecast 2011 ($billions)		Guidance 2012 ($billions)

Upstream
Western Canada Sedimentary Basin
(Husky CapEx)	1.6	(3)	1.8	(3)	1.0
(Husky cash outlay)(2)	1.6		1.8		0.9
Heavy Oil	0.7		0.9		0.8
Other Oil Sands	0.1		0.1		0	(6)
Sunrise (CapEx)	0.4		0.2		0.6
(Cash outlay)(4)	0		0		0
Atlantic Region	0.4		0.3		0.5
Asia Pacific	1.2		0.8		1.1
Upstream Total (CapEx) Upstream Total (Cash Outlay)	4.4 4.0		4.1 3.9		4.0 3.3

Midstream	0.1		0.1		0.1
Downstream (CapEx)	0.3		0.4		0.5
(Cash outlay)(5)	0.4		0.5		0.6
Corporate	0.1		0.1		0.1
Total (Husky CapEx)	4.9		4.7		4.7
Total (Cash Outlay)	4.6		4.6		4.1

Notes:

(1)	All amounts exclude capitalized interest and administration.
(2)	Under joint venture agreements, specified costs on certain developments are shared or assumed by partner.
(3)	Includes $860 million for acquisitions of oil and natural gas properties.
(4)	Sunrise capital expenditures paid by Husky partner as per terms of joint venture agreement.
(5)	Downstream includes capital expenditures paid by Husky as per joint venture agreement.
(6)	Capital expenditure at Tucker Oil Sands Project estimated at $30 million.

With the adoption of a successful efforts-based exploration accounting policy in 2011, the Company is now reporting exploration expense in addition to capital expenditures. In 2012 the Company expects to incur approximately $400 million in exploration expense, in line with a forecast of $420 million in 2011.

Exploration activities are being conducted across the portfolio, including the prospective Madura block offshore Indonesia, which if successful, lends itself to early production due to existing nearby infrastructure. Earlier this year an exploration well in the MDA field confirmed additional commercial gas resources. An exploration well at the MBH field also encountered significant gas shows and tested at rates of 18.1 mmcf/day. The Company is considering development options, including combining the MBH field with MDA in a cluster development.

3 HUSKY ENERGY INC.

In addition, exploration activities are planned to continue in the Atlantic Region and on the newly acquired licences in the Northwest Territories, where the Company plans to drill two vertical evaluation wells in early 2012 and conduct a seismic program. Exploration expense will also be incurred as the Company continues to prove up Saleski and other oil sands resources.

Production Guidance

Upstream capital investments in 2012 are expected to sustain production levels in Western Canada. The Company anticipates a decrease in production from the Atlantic Region as a result of a non-recurring scheduled offstation for the SeaRose Floating Production Storage and Offloading (FPSO) vessel and a maintenance offstation for the Terra Nova FPSO. The SeaRose offstation is expected to last about 125 days with an approximately 12,000 bbls/day impact to annual production. The 15-week Terra Nova offstation is expected to result in a 3,000 bbls/day impact to annual production.

New production volumes from the Pikes Peak South and Paradise Hills heavy oil thermal projects and elsewhere are expected to partially offset impacts from the FPSO offstations.

Including the impact of the Atlantic Region offstations, production is expected to be in the range of 290,000 to 315,000 bbls/day.

Production Guidance

	2011	2012

Light / Medium Oil and NGLs (mbbl/day)	100 – 110	95 – 105
Heavy Oil and Bitumen (mbbl/day)	95 – 105	100 – 110

Subtotal	195 – 215	195 – 215

Natural Gas (mmcf/day)	560 – 610	560 – 610

Total Production (mboe/day)	290 – 315	290 – 315(1)

Notes:

(1)   Includes impact of planned Atlantic Region offstations.

2012 Drilling Program

The total number of oil and gas wells drilled across the portfolio in 2012 will be in the range of 850, which represents a 15 percent decrease from 2011. This reflects the greater percentage of horizontal wells in the program, a shift in heavy oil towards thermal and an increase in resource play development.

The Company will see a decrease in conventional wells drilled in 2012 in line with its strategy to transition to a greater percentage of oil and liquids-rich natural gas resource plays. Approximately 90 wells are planned in oil resource plays and 60 in gas resource, including 50 development wells at the Ansell project.

Consistent with the strategy for heavy oil, the number of Cold Heavy Oil Production with Sand (CHOPS) wells planned is being reduced to about 250 from 306 in 2011, while the number of horizontal wells is being increased to the range of 150.

4 HUSKY ENERGY INC.

Emerging Oil Sands Portfolio Evaluation

In addition to the producing Tucker Oil Sands Project and the Sunrise Energy Project, which is under development, the Company has approximately 15 properties in its emerging oil sands portfolio.

As a result of a recently completed independent evaluation, approximately 10 billion barrels of best estimate contingent resources have been added to the Company’s bitumen holdings. The majority of the additions have been attributed to the Saleski oil sands lease, a 1,000-square kilometre holding in the Grosmont carbonate formation located west of Fort McMurray. Husky is a 100 percent owner of the Saleski lease.

The independent evaluation further supports the future development potential of the Saleski lease, as enhancements to technologies such as SAGD are being tested for their ability to optimize recovery of the oil resource contained in the carbonate formation.

The additional 10 billion barrels now raises the Company’s total best estimate contingent resource holdings in its emerging oil sands portfolio to 11.4 billion barrels. The resources are classified as contingent as Husky has not sanctioned commercial development nor submitted applications for approvals.

Emerging Oil Sands Portfolio (1)

The following table presents the Company’s emerging bitumen holdings based on an independent evaluation:

Property	Discovered PIIP(2) Best Estimate MMboe	Contingent Resources Best Estimate MMboe	Effective Date	Evaluator

Saleski	28,200	9,960	Dec. 31, 2010	GLJ (3)

Caribou (Clearwater Formation)	1,825	440	Dec. 31, 2010	GLJ

Caribou (McMurray Formation)	135	10	Dec. 31, 2010	GLJ

McMullen Thermal	4,800	640	Dec. 31, 2010	GLJ

Other (4)	11,040	370	March 1, 2011	McDaniel (3)

Total Husky Emerging Oil Sands	46,000	11,420

Notes:

(1)	Figures for the Company’s Sunrise and Tucker leases not included.
(2)	Discovered petroleum-initially-in-place. (See Advisory)
(3)	GLJ Petroleum Consultants and McDaniel & Associates.
(4)	Husky is a 100 percent owner of all of its emerging oil sands properties, with the exception of Athabasca South (50 percent). Figures are net to Husky.

Investor Day, December 5

CEO Asim Ghosh and members of the Husky leadership team will provide further information on the Company’s strategic initiatives at an upcoming Investor Day, scheduled for December 5 in Toronto, Ontario. The presentation will be webcast and posted on www.huskyenergy.com under Investor Relations.

5 HUSKY ENERGY INC.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

6 HUSKY ENERGY INC.

FORWARD-LOOKING STATEMENT

Certain statements in this press release are forward looking statements or information within the meaning of applicable securities legislation (collectively “forward-looking statements”). Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective,” “target,” “schedules” and “outlook”) are not historical facts, are forward-looking and may involve estimates and assumptions and are subject to risks, uncertainties and other factors some of which are beyond the Company’s control and difficult to predict. Accordingly, these factors could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

In particular, forward-looking statements in this press release include, but are not limited to: the Company’s reserves and resources estimates; the Company’s 2012 capital expenditure program; expected effects of the Company’s 2012 capital expenditure program; anticipated timing of first production at the Sunrise Energy Project; anticipated timing of first production at the Liwan Gas Project; the Company’s ability to deliver against its targets; expected year-end production, reserves replacement and netbacks; expected increase in return on capital employed through 2015; the Company’s 2011 production, return on capital employed, reserves and netbacks forecasts; timing and anticipated volume of production from two of the Company’s heavy oil thermal projects; anticipated production in the Asia Pacific region by 2015; expected timing of completion of front-end engineering and design for the second stage of development at the Sunrise Energy Project; 2012 drilling plans; expected timing of operation at the Pikes Peak South thermal project; expected timing of first production at the Paradise Hill thermal project; the Company’s 2011 capital expenditure guidance and forecast and the Company’s 2012 capital expenditure guidance, including exploration expenses; expected exploration expenses in 2012; 2012 exploration plans in the Atlantic Region and the Northwest Territories; the Company’s 2012 production guidance; anticipated effect of upstream capital investments in 2012; expected timing and impact of offstations of the SeaRose and Terra Nova vessels; and the anticipated ability of production volumes from Pikes Peak South and Paradise Hills heavy oil thermal projects and elsewhere to partially offset impacts from the offstations.

Although the Company believes that the expectations reflected by the forward-looking statements in this presentation are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. In addition, information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

The Company’s Annual Information Form and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describes the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Non GAAP Measures

This document contains the term return on capital employed (“ROCE”) which measures the return earned on long-term capital sources such as long term liabilities and shareholder equity. ROCE is presented in Husky’s financial reports to assist management in analyzing shareholder value. ROCE equals net earnings plus after-tax finance expense divided by the two-year average of long term debt including long term debt due within one year plus total shareholders’ equity. Husky’s determination of ROCE does not have any standardized meaning prescribed by IFRS and therefore is unlikely to be comparable to similar measures presented by other issuers.

7 HUSKY ENERGY INC.

Disclosure of Oil and Gas Reserves and Other Oil and Gas Information

Unless otherwise stated, reserve and resource estimates in this press release have an effective date of December 31, 2010. Unless otherwise noted, historical production numbers given represent Husky’s share.

The Company uses the terms barrels of oil equivalent (“boe”) and thousand cubic feet of gas equivalent (“mcfge”), which are calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the terms boe and mcfge may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

The 2011 expected reserve replacement ratio was determined by taking the Company’s expected 2011 incremental proved reserve additions divided by expected 2011 upstream gross production. The 2011 expected netback was determined by taking expected 2011 upstream netback (sales less operating costs, less royalties) divided by expected 2011 upstream gross production.

The Company has disclosed discovered petroleum initially-in-place. Discovered petroleum initially-in-place is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of discovered petroleum initially-in-place includes production, reserves and contingent resources; the remainder is unrecoverable. At this time the projects do not have a commercial development plan that includes a firm intent to develop within a reasonable timeframe. There is no certainty that it will be commercially viable to produce any portion of the resources.

The Company has disclosed contingent resources in this document. Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. There is no certainty that it will be commercially viable to produce any portion of the resources.

The estimates of reserves for individual properties in this presentation may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation. The Company has disclosed its total reserves in Canada in its 2010 Annual Information Form dated February 28, 2011 which reserves disclosure is incorporated by reference herein.

Note to U.S. Readers

The Company reports reserves and resources information in accordance with Canadian practices and specifically in accordance with National Instrument 51-101, “Standards of Disclosure for Oil and Gas Disclosure,” adopted by the Canadian securities regulators. Because the Company is permitted to prepare reserves and resources information in accordance with Canadian disclosure requirements, certain terms are used in this press release, such as “discovered petroleum initially-in-place”, and “contingent resources”, that U.S. oil and gas companies generally do not include or are prohibited from including in filings with the SEC. All currency is expressed in Canadian dollars unless otherwise noted.

For further information, please contact:

Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Graham White Media Relations Husky Energy Inc. 403-298-7088

8 HUSKY ENERGY INC.